June 18, 2025

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamill

Re:	iBio, Inc.
Registration Statement on Form S-3
Filed June 13, 2025 File No: 333-28800

Dear Ms. Hamill:

iBio, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-28800), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to become effective on Monday, June 23, 2025, at 5:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Leslie Marlow and/or Melissa Murawsky of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (212) 885-5358 or Ms. Murawsky n at (215) 569-5732 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Thank you.

Very truly yours,

IBIO, INC.

By:	/s/ Marc Banjak
	Name:	Marc Banjak
	Title:	Chief Legal Officer

cc:	Leslie Marlow, Blank Rome LLP Melissa Murawsky, Blank Rome LLP